Filed by A Paradise Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)

On November 26, 2025, Maximilian Martin, Chief Executive Officer of Enhanced Ltd. posted the following on Instagram in connection with the proposed business combination with A Paradise Acquisition Corp.:

To all our athletes, fans, and partners:

We have very exciting news to share. Today marks a milestone day in the history of Enhanced. We’re going public! A big step towards our mission of giving everyone in the world the opportunity to Live Enhanced.

We have officially announced a business combination agreement with A Paradise Acquisition Corp ($APAD), and, upon receiving regulatory approval we’ll begin trading on the NASDAQ under the ticker $ENHA.

Being a public company aligns to our mission of delivering transparency in sport. Similar to our athletes, we want our company to be held to the highest standards of transparency and performance and we’re sprinting towards governance in all forms - sporting, medical and now financial.

Going public is the right step for Enhanced at this stage of our growth, as we define the human enhancement category and cement our leadership position early. This move will also allow you, our fans, to participate in the financial performance of Enhanced going forward. It is important that everyone who is part of the Enhanced Movement, can participate in our shared success.

We wouldn’t be here without the support of each and one of you, but this especially applies to our athletes and coaches. An enormous, heartfelt thank you for the trust you have placed in us to deliver this new platform. One where you can truly shine. More than ever I am excited for the inaugural Games in May of 2026, where we’ll watch each of you redefine modern sports.

Thank you again for the incredible support as Enhanced aims to redefine the future of sport and human performance.

Stay Enhanced,

Max

CEO, Enhanced

On November 26, 2025, Christian Angermayer, founder of Apeiron Investment Group Limited and chairman of Enhanced Ltd. posted the following on LinkedIn in connection with the proposed business combination of Enhanced Ltd. with A Paradise Acquisition Corp.:

Sport is about community, fairness, and winning together.

People have come to understand the Enhanced Games’ stance on performance-enhancements - a position we believe creates a true level playing field and allows us to embrace scientific progress rather than deny it.

Equally important is the second innovation we’re bringing to athletics, swimming, and weightlifting: Fair Pay.

We see our athletes as partners - and partners deserve an equitable share of the financial success they create.

Today, we announced our business combination agreement (BCA) with A Paradise SPAC

Taking the step to become a public company aligns seamlessly with our mission of delivering transparency in sport. Similar to our athletes, we want Enhanced to be held to the highest standards of transparency and performance. We are legitimately sprinting towards governance in all forms - sporting, medical and now financial.

In this spirit, we want to allow all our fans to participate in our journey. Not just as bystanders watching our events or engaging with our athletes, but as active participants - as shareholders in the Enhanced Games.

Today’s announcement represents another major milestone, but it is far from the last. We are just getting started.

May 24th, 2026, Las Vegas

https://lnkd.in/eKnzv5vC

Enhanced to Go Public Through Business Combination with a Paradise Acquisition Corp. - Enhanced

enhanced.com